Exhibit (a)(5)(M)

PRESS RELEASE

OpenText Extends Tender Offer for Zix Corporation

WATERLOO, ON — December 21, 2021 — In connection with the previously announced agreement to acquire Zix Corporation (NASDAQ: ZIXI) (“Zix”), OpenText™ (NASDAQ: OTEX) (TSX: OTEX) announced today that it has extended the expiration of its tender offer for all outstanding shares of common stock of Zix at a price of U.S. $8.50 per share, through its subsidiary, Zeta Merger Sub Inc. The tender offer is now scheduled to expire at one minute after 11:59 P.M., Eastern time, on December 22, 2021 unless it is further extended. The tender offer was previously scheduled to expire at one minute after 11:59 P.M., Eastern time, on December 20, 2021.

The depositary for the tender offer has advised OpenText that as of the previous expiration time there were validly tendered and not withdrawn a total of approximately 33,967,027 shares of Zix common stock, including approximately 5,397,062 shares of Zix common stock tendered pursuant to a notice of guaranteed delivery. The tender offer is being extended to allow for those shares tendered pursuant to a notice of guaranteed delivery to be delivered, which can take up to two business days. Assuming no validly tendered shares of common stock are withdrawn, all shares of common stock subject to a notice of guaranteed delivery are delivered, and all shares of Zix Series A Preferred Stock are converted into Zix common stock and validly tendered pursuant to the Tender and Voting Agreement with Zephyr Holdco LLC, approximately 54,807,927 shares of Zix common stock would be tendered, representing approximately 70% of the shares outstanding (including shares of common stock issuable upon the conversion of Series A Preferred Stock) and the minimum tender condition would be satisfied. All other conditions to the tender offer (other than such conditions which by their terms can only be satisfied on the expiration date) have been satisfied. Accordingly, OpenText and Zix expect the transaction to close on Thursday, December 23, 2021.

All terms and conditions of the tender offer remain unchanged during the extension period. Zix shareholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which have been filed by OpenText with the SEC on November 22, 2021. In addition, Zix filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer on November 23, 2021.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the tender offer, toll-free at (888) 607-6511. Computershare Trust Company, N.A. is acting as depositary for the tender offer.

Additional Information

This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. OpenText has filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Zix has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText, Zeta Merger Sub Inc. and Zix have mailed these documents to the Zix stockholders. Investors and stockholders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully as they contain important information about OpenText, Zix, the tender offer and related matters. Those documents as well as OpenText’s and Zix’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. OpenText’s public filings with the SEC may be obtained at OpenText’s website at http://investors.opentext.com and Zix’s public filings with the SEC may be obtained at Zix’s website at http://investor.zixcorp.com. The offer to purchase and related materials may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, toll-free at (888) 607-6511.

About OpenText

OpenText, The Information Company™, enables organizations to gain insight through market leading information management solutions, powered by OpenText Cloud Editions. For more information about OpenText (NASDAQ: OTEX, TSX: OTEX) visit opentext.com.

About Zix Corporation

Zix Corporation (Zix) is a leader in email security, productivity, and compliance. Trusted by the nation’s most influential institutions in healthcare, finance, and government, Zix delivers a superior experience and easy-to-use solutions for email encryption and data loss prevention, advanced threat protection, unified information archiving and cloud to cloud backup. Focusing on the protection of business communication, Zix enables its customers to better secure data and meet compliance needs. Zix is publicly traded on the Nasdaq Global Market under the symbol ZIXI. For more information, visit www.zixcorp.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements regarding OpenText’s plans, objectives, expectations and intentions relating to the acquisition, the acquisition’s expected contribution to OpenText’s results, financing and closing of the acquisition, as well as the expected timing and benefits of the acquisition, impact on future financial performance including in respect of annual recurring revenues, cloud growth, adjusted EBITDA, cash flows and earnings, may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which OpenText operates, as well as the impact of the ongoing COVID-19 pandemic. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText’s assumptions, although considered reasonable by the company at the date of this press release, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors, which could occur, see OpenText’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Copyright © 2021 Open Text. All Rights Reserved. Trademarks owned by OpenText. One or more patents may cover this product(s). For more information, please visit https://www.opentext.com/patents.

Further information, please contact:

Harry E. Blount

Senior Vice President, Investor Relations

Open Text Corporation

415-963-0825

investors@opentext.com

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